SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2003

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMERICA MOVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant's name into English)

Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____X_____ Form 40-F___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes____________ No_____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes____________ No_____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____________ No_____X_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA MOVIL, S.A. DE C.V.

By: /s/ Carlos Garcia Moreno

__________________________

Carlos Garcia Moreno

Chief Financial Officer

Date: December 17, 2003

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.

AMERICA MOVIL WINS PUBLIC AUCTION IN NICARAGUA

MEXICO CITY (MEXICO), December 17, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that the Nicaraguan Government accepted the bid presented in the public auction for a 49% stake in Empresa Nicaraguense de Telecomunicaciones. S.A. (ENITEL). The bid price was US$49.6 million. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua.

The closing of the transaction is subject to certain conditions.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 38 million wireless subscribers in the Americas.

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.